SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           --------------------------
                                   SCHEDULE TO
                                 (Rule 14D-100)
            Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                           --------------------------
                         HALLWOOD REALTY PARTNERS, L.P.
                       (Name of Subject Company (Issuer))

                         High River Limited Partnership
                                 Barberry Corp.
                                  Carl C. Icahn
                      (Names of Filing Persons (Offerors))

                Units Representing Limited Partnership Interests
                         (Title of Class of Securities)

                                    40636T203
                      (CUSIP Number of Class of Securities)

                            Keith L. Schaitkin, Esq.
                            Associate General Counsel
                                Legal Department,
                  Icahn Associates Corp. & affiliated companies
                          767 Fifth Avenue, 47th Floor
                            New York, New York 10153
                                 (212) 702-4350

                  (Name, Address and Telephone Number of Person
  Authorized to Receive Notices and Communications on behalf of Filing Persons)

                            CALCULATION OF FILING FEE

Transaction Valuation: Not applicable      Amount of Filing Fee:  Not applicable

// Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid: Not applicable             Filing Party: Not applicable
Form or registration no.: Not applicable             Date Filed: Not applicable

/X/ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

         / /      third-party tender offer subject to Rule 14d-1.

         / /      issuer tender offer subject to Rule 13e-4.

         / /      going-private transaction subject to Rule 13e-3.

         /x/      amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: / /

                      COMBINED SCHEDULE TO AND SCHEDULE 13D


CUSIP No. 40636T203

1        NAME OF REPORTING PERSON
                  High River Limited Partnership

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a) / /
                                                                  (b) /X/
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) or 2(e)                /X/

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         7        SOLE VOTING POWER
                  235,000

         8        SHARED VOTING POWER
                        0

         9        SOLE DISPOSITIVE POWER
                  235,000

         10       SHARED DISPOSITIVE POWER
                        0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  235,000

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS*
                  //
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  14.78%

14       TYPE OF REPORTING PERSON*
                  PN

                      COMBINED SCHEDULE TO AND SCHEDULE 13D

CUSIP No. 40636T203

1        NAME OF REPORTING PERSON
                  Barberry Corp.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) / /
                                                                        (b) /X/
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                              /X/

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         7        SOLE VOTING POWER
                        0

         8        SHARED VOTING POWER
                  235,000

         9        SOLE DISPOSITIVE POWER
                        0

         10       SHARED DISPOSITIVE POWER
                  235,000

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  235,000

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS*
                  //

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  14.78%

14       TYPE OF REPORTING PERSON*
                  CO

                      COMBINED SCHEDULE TO AND SCHEDULE 13D

CUSIP No. 40636T203

1        NAME OF REPORTING PERSON
                  Carl C. Icahn

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) /X/
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                          /X/

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States of America

NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         7        SOLE VOTING POWER
                        0

         8        SHARED VOTING POWER
                  235,000

         9        SOLE DISPOSITIVE POWER
                        0

         10       SHARED DISPOSITIVE POWER
                   235,000

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    235,000

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS*
                  //

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           14.78%
14       TYPE OF REPORTING PERSON*
                  IN


     On April 22, 2003, High River Limited Partnership issued a press release; a copy of the press release is filed as Exhibit 1 hereto and is incorporated herein by reference.

IMPORTANT  INFORMATION:  HIGH RIVER LIMITED  PARTNERSHIP AND ITS AFFILIATES
HAVE NOT YET COMMENCED THE TENDER OFFER REFERRED TO IN THIS STATEMENT. UPON THE COMMENCEMENT OF ANY TENDER OFFER, THEY WILL FILE A TENDER OFFER STATEMENT WITH THE SECURITIES AND EXCHANGE COMMISSION. THAT STATEMENT WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TENDER OFFER AND SHOULD BE READ BY SECURITY HOLDERS. IF A TENDER OFFER IS COMMENCED, ONE WILL BE ABLE TO OBTAIN AT NO CHARGE (I) THE TENDER OFFER STATEMENT AND OTHER DOCUMENTS WHEN THEY BECOME AVAILABLE ON THE SECURITIES AND EXCHANGE COMMISSION'S WEBSITE AT http://www.sec.gov AND (II) THE OFFER TO PURCHASE AND ALL RELATED DOCUMENTS FROM THE OFFEROR.

                                                                       Exhibit 1



                      Icahn Affiliate to Make Tender Offer
                   For Units of Hallwood Realty Partners, L.P.

New York, NY, April 23, 2003 - High River Limited Partnership, an affiliate of Carl C. Icahn, today announced that it intends to initiate a tender offer for any and all of the partnership units of Hallwood Realty Partners, L.P. (the "Partnership") (AMEX: HRY) at $100 per unit in cash. The tender offer will not be subject to financing. Mr. Icahn noted that the price represents a premium of approximately 40% over the average closing price of approximately $70.80 for Units during the 60 days prior to March 3, 2003, the date on which it was first publicly disclosed that he had purchased Units.

The offer will be conditioned on the elimination of the Partnership's poison pill or the poison pill otherwise being inapplicable to the offer. In that regard, affiliates of Mr. Icahn have today commenced litigation challenging the poison pill on the grounds that it permits the general partner of the Partnership and its affiliates to purchase Units without restriction. That litigation is unrelated to the litigation pending in the Delaware Court of Chancery, Gotham Partners L.P. v. Hallwood Realty Partners, L.P., et al, which, among other things, challenges prior share purchases from the Partnership by the general partner of the Partnership. The offer will also be conditioned on the absence of material transactions by the Partnership and other typical terms and conditions.




High River and its affiliates have not yet commenced the tender offer referred to in this statement. Upon the commencement of any tender offer, they will file a tender offer statement with the Securities and Exchange Commission. That statement will contain important information about the tender offer and should be read by security holders. If a tender offer is commenced, security holders will be able to obtain at no charge (i) the tender offer statement and other documents when they become available on the Securities and Exchange Commission's website at http://www.sec.gov and (ii) the offer to purchase and all related documents from the offeror.




                      Contact: Susan Gordon (212) 702-4309